September 3, 2013

VIA EDGAR

To:                             United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Nicholas P.  Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Re:                             Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”) Schedule TO-T filed on August 23, 2013 Filed by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust Number 1387 (“Trust”) - File No. 005-83794

Dear Mr. Panos:

This letter is in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your comment letter dated August 30, 2013 with respect to the above-referenced Tender Offer Statement on Schedule TO-T filed with the SEC on August 23, 2013 (File No. 005-83794). Enclosed herewith is a copy of Amendment No. 1 to the Schedule TO-T.

For purposes of this Letter, the term “Purchaser” means the Trust, acting through its Trustee, together with Ventura Capital Privado S.A. de C.V. (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo”).

Our responses on behalf of the Purchaser to your comments are reflected below. We have restated the substance of your comments for your ease of reference.  The numbered paragraphs and headings below correspond to the numbered paragraphs and headings set forth in the Comment Letter. For your convenience, the Staff’s comments are set forth in italics below followed by our responses.

Summary Term Sheet

1. The response to the question asking who can participate in the U.S. Offer indicates that “Mexican residents may tender their shares and CPOs into the Mexican Offer only.” Rule 14d-10(a)(1), however, requires that the tender offer be “open to all security holders of the class of securities subject to the tender offer.” While this provision has not been interpreted to require dissemination of the tender offer materials outside of the United States, the bidders must accept tenders from any security holders in the class of shares and CPOs for which the U.S. Offer has been made, including foreign holders.  See Amendments to Tender Offer Rules: All-Holders and Best-Price, Release No. 34-23421 (July 11, 1986).  While no objection will be made to disclosures that a “tender offer is not being made into a particular jurisdiction…where it means that tender offer materials are not being distributed into that jurisdiction,” tenders from foreign target holders resident in such jurisdiction must be accepted to the extent the offer is subject to Rule 14d-10(a)(1). See footnote 333 in Exchange Act Release 58597 (September 19, 2008).  Please revise the terms of the tender offer in order to comply with Rule 14d-10(a)(1), or advise.

.

Response #1:  As per our discussion by telephone on August 29, we have agreed to clarify the language in the Offer to Purchase to indicate that holders of Shares and CPOs may tender their Shares and CPOs into either the U.S. Offer or the Mexican Offer.  In addition, we have agreed to clarify the language in the Offer to Purchase to indicate that Mexican residents may tender their Shares and CPOs into either the U.S. Offer or the Mexican Offer. The Schedule TO has been revised accordingly.

2. In addition to revising the offer terms, please make conforming changes to the offer document, such as in the section titled “Representations and Warranties of Tendering Security Holders” where persons who tender are asked to certify that they are not Mexican residents.  Similarly, it appears as though Exhibit (a)(1)G), titled “Form of Summary Advertisement,” will also need to be amended.  Please ensure that the entire document is reviewed and revised where appropriate in order to account for the potential participation in the U.S. Offer by Mexican residents.

.

Response #2:  We have made conforming changes to the offer document, specifically in the section titled “Representations and Warranties of Tendering Security Holders” where persons who tender are asked to certify that they are not Mexican residents.  Similarly, we have made conforming changes in Exhibit (a)(1)G), titled “Form of Summary Advertisement,”.  Lastly, we have ensured that the entire document is reviewed and revised where appropriate in order to account for the potential participation in the U.S. Offer by Mexican residents. The Schedule TO has been revised accordingly.

Matters concerning validity, eligibility and acceptance, page 13

3. The offer states that determinations as to the validity and acceptance for payment of all tenders “shall be final and binding.” The disclosure further emphasizes that the bidders “reserve the absolute right to reject any or all tenders of Shares and CPOs…” Similar objectionable language appears elsewhere in the offering document, such as the section describing withdrawal rights at page 16.  Please revise all relevant locations within the offer document to indicate that any and all persons to whom the offer has been made may challenge the bidders’ determinations in a court of competent jurisdiction.

.

Response #3:  We have revised all relevant locations within the offer document to indicate that any and all persons to whom the offer has been made may challenge the bidders’ determinations in a court of competent jurisdiction. The Schedule TO has been revised accordingly.

Should you have any questions regarding the foregoing, please do not hesitate to contact:

Michael L. Fitzgerald at (212) 318-6988

michaelfitzgerald@paulhastings.com

or

Joy K. Gallup at (212) 318-6542

joygallup@paulhastings.com

Very truly yours,

/s/ Joy K. Gallup

Joy K. Gallup
for PAUL HASTINGS LLP

JKG

Cc:     Ventura Capital Privado S.A. de C.V.

Bosque de Tamarindos 400B 25th floor,

Bosques de las Lomas, México, D.F. 05120

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero

Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7,

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000